ALLIED GOLD LIMITED

ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

November 25, 2009

Media Release

Allied Gold Nominees Elected as Directors of Australian Solomons Gold; Allied Gold Nears Control Over 77% of Australian Solomons Gold and Appoints Haywood Securities Inc. as Soliciting Dealer

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce that at the annual and special meeting of shareholders of Australian Solomons Gold Limited ("ASG") held on November 24, 2009, its nominees, Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Frank Terranova, the Chief Financial Officer of Allied Gold, were elected as directors of ASG, together with Peter Secker, a current, independent member of the ASG board of directors, who was re-elected as a director of ASG.

Allied Gold is also pleased to announce that as of November 24, 2009, a total of 99,354,395 ordinary shares of ASG, representing approximately 76.6% of ASG's issued and outstanding shares (70.6% on a fully-diluted basis), have been validly deposited under its takeover offer for ASG (the "Offer"), of which it has to date taken up 64,604,213 ordinary shares, representing approximately 49.8% of ASG's issued and outstanding shares (45.9% on a fully-diluted basis). The Offer remains open for acceptance until 8:00 p.m. (Toronto time) on November 30, 2009, unless extended.

Allied Gold intends to exercise control over ASG as soon as possible. In particular, the Company has commenced a full review of ASG's operations and the financing options for the redevelopment of ASG's Gold Ridge Project, and will shortly implement its plans for integrating ASG into its operations and redeveloping the Gold Ridge Project. As previously announced by Allied Gold, it has filed a preliminary short form prospectus in certain provinces of Canada in connection with a proposed public offering of its ordinary shares. Allied Gold expects net proceeds of the offering to be in the range of C$150 million, with approximately C$110 million allocated to the development of the Gold Ridge Project.

In addition, Allied Gold wishes to announce that it has appointed Haywood Securities Inc. ("Haywood") as nominated soliciting dealer with respect to the Offer. Haywood led ASG's initial public offering on the Toronto Stock Exchange ("TSX") and has participated in all of ASG's subsequent financings.

Remaining ASG Shareholders should accept the offer NOW

The Offer for ASG remains open for acceptance until 8:00 p.m. (Toronto time) on November 30, 2009, unless extended. Under the Offer, Allied Gold is offering 0.85 of an Allied Gold shares for every one ASG share. Based on the volume weighted average price of the Allied Gold shares on the ASX for the 20 trading days ended September 16, 2009, the date the Offer was announced, the Offer represents a premium of approximately 28% over the volume weighted average price of the ASG shares on the TSX for the same period. The shares of Allied Gold commenced trading on the TSX on November 16, 2009, and ASG shareholders who accept the Offer will now receive Allied Gold shares which can be traded on the TSX.

Gryphon Partners Canada Inc. has delivered a fairness opinion to the ASG Board of Directors to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to ASG shareholders. The directors of ASG have unanimously recommended that ASG shareholders accept the Offer.

Allied Gold is under no obligation to extend the Offer beyond November 30, 2009. ASG shareholders who do not accept the Offer will be minority shareholders in a company controlled or effectively controlled by Allied Gold unless Allied Gold is able to undertake a compulsory acquisition under Australian law. Possible risks associated with being a minority shareholder are set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

ASG shareholders wishing to accept the Offer are encouraged to tender their ASG shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their ASG shares and all other documents to the offices of Computershare Investor Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If ASG shares are held by a broker or other financial intermediary, ASG shareholders should contact such intermediary and instruct it to tender their ASG shares.

The ASG shares taken up under the Offer will be acquired by Allied Gold or its subsidiary formed for purposes of the Offer, AGL (ASG) Pty Ltd. The tax consequences of the disposition of ASG shares under the Offer by ASG's Canadian shareholders are as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact:
Allied Gold Limited
Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Haywood Securities Inc.
John Willett
Managing Director
T: 416 507-2345